UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-13792

Quebecor Media Inc.

(Exact name of registrant as specified in its charter)

612 St-Jacques Street, Montreal, Quebec, Canada H3C 4M8

Tel.: +(514) 380-1999

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5 ¾% Senior Notes due January 15, 2023
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports from the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☒ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.       Quebecor Media Inc. (the “Corporation”) is a corporation under the Business Corporations Act of the the Province of Quebec. The Corporation first became subject to a duty to file reports under Sections 13(a) and 15(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on June 5, 2006 upon the effectiveness of the amended Registration Statement on Form F-4 (Registration No. 333-133894) that the Corporation filed with the Securities and Exchange Commission (the “Commission”) in respect of a series of the Corporation’s 7 ¾% Senior Notes due 2016.

B.       For the 12 months preceding the filing of this Form 15F, the Corporation has filed or submitted all reports required under Sections 13(a) and 15(d) of the Exchange Act and the corresponding rules and regulations promulgated by the Commission, including its annual report on Form 20-F for the fiscal year ending December 31, 2021, which was filed on March 25, 2022.

Item 2.	Recent United States Market Activity

On April 10, 2013, the Corporation filed a prospectus pursuant to Rule 424(b)3 of the Securities Act of 1933, as amended (the “Securities Act”) with the Commission relating to an offering of $850,000,000 aggregate principal amount of the Corporation’s 5 ¾% Senior Notes due January 15, 2023 (the “Notes”) in exchange for substantially identical outstanding debt securities that had been offered in a transaction exempt from the registration requirements of the Securities Act.

Since that time, the Corporation has not conducted any other offering or sale of the Notes or of any other securities required to be registered under the Securities Act.

Item 3.	Foreign Listing and Primary Trading Market

A.	The Notes were never listed, traded or quoted on any securities exchange. The Notes may have traded from time to time through over-the-counter trading.

B.	Not applicable.

C.	Not applicable.

Item 4.	Comparative Trading Volume Data

Not applicable.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

On January 17, 2023 the Corporation duly repaid in full at maturity all of the outstanding Notes. As a result, as of January 17, 2023 there are no Notes outstanding and therefore no record holders of the Notes.

Item 7.	Notice Requirement

On January 20, 2023, the Corporation published a press release disclosing its intent to deregister and terminate its reporting obligations under the Exchange Act. This press release was circulated by Cision CNW Newswire, a major financial news wire service in the United States, on January 20, 2023. A copy of the press release is attached as an exhibit to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

Not applicable.

PART III

Item 10.	Exhibits

Exhibit 1.1 Press Release pursuant to Rule 12h-6(h) under the Exchange Act, dated January 20, 2023.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)       The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)       Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)       It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Quebecor Media Inc. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Quebecor Media Inc. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

QUEBECOR MEDIA INC.

By:	/s/ Jean-François Parent
	Name:	Jean-Francois Parent
	Title:	Vice President and Treasurer

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